Exhibit 4.1

BRADY CORPORATION

DESCRIPTION OF CAPITAL STOCK

This summary highlights selected information about the capital stock of Brady Corporation (“Brady,” “we,” “us” or “our”) and may not contain all of the information that is important to you. This summary does not purport to be exhaustive and is qualified in its entirety by reference to Brady’s Restated Articles of Incorporation and By-laws, as amended, as well as to applicable Wisconsin law.

General
Under Brady’s Restated Articles of Incorporation, the authorized capital stock of Brady consists of 100 million shares of Class A Nonvoting Common Stock, $.01 par value; 10 million shares of Class B Voting Common Stock, $.01 par value; 45,000 shares of Cumulative Preferred Stock, $100 par value; and 5 million shares of Preferred Stock, $.01 par value, issuable in series. The Cumulative Preferred Stock is divided into series as follows: 5,000 shares of 6.0% Cumulative Preferred Stock (entitled to a $6.00 per annum cumulative dividend, payable quarterly), 10,000 shares of Cumulative Preferred Stock, 1972 Series (also entitled to cumulative dividends at $6.00 per annum, payable quarterly) and 30,000 shares of Cumulative Preferred Stock, 1979 Series (entitled to cumulative dividends of $10.00 per annum, payable quarterly). No shares of Cumulative Preferred Stock or Preferred Stock are issued and outstanding at this time.

No Brady shareholder has cumulative voting rights or preemptive or other rights to subscribe for additional Brady shares. All of the outstanding shares are fully paid and non-assessable, except for certain statutory liability that may be imposed by former Section 180.0622(2)(b) of the Wisconsin Business Corporation Law (“WBCL”) as judicially interpreted, for debts incurred prior to June 14, 2006 (for debts incurred on or after such date, Section 180.0622(2)(b) has been repealed) owing to employees for services performed, but not exceeding six months service in any one case.

Common Stock
The following is a brief description of Brady’s Class A Nonvoting Common Stock and Class B Voting Common Stock (collectively, the “Common Stock”). The rights of holders of the Common Stock are subject to the rights of holders of Brady’s Cumulative Preferred Stock and Preferred Stock.

Holders of the Class A Nonvoting Common Stock are not entitled to vote on any corporate matters, except as may be required by law, unless, in each of the three preceding fiscal years, the $0.01665 preferential dividend described below has not been paid in full. Holders of the Class A Nonvoting Common Stock are entitled to one vote per share for the election of directors and for all other purposes for the entire fiscal year immediately following the third consecutive fiscal year in which the preferential dividend is not paid in full. Holders of Class B Voting Common Stock are entitled to one vote per share for the election of directors and for all other purposes.

Before any dividend may be paid on the Class B Voting Common Stock, holders of the Class A Nonvoting Common Stock are entitled to receive an annual, non-cumulative cash dividend of $0.01665 per share (subject to adjustment in the event of stock splits, stock dividends or similar events involving shares of Class A Nonvoting Common Stock). Thereafter, any further dividend in that fiscal year must be paid on all shares of Common Stock on an equal basis.

Subject to the prior rights of any shares of Cumulative Preferred Stock and/or Preferred Stock, upon liquidation, dissolution, or winding up of Brady, holders of the Class A Nonvoting Common Stock are entitled to receive the sum of $0.8333 per share (subject to adjustment in the event of stock splits, stock dividends or similar events involving shares of Class A Nonvoting Common Stock) before any payment or distribution to holders of the Class B Voting Common Stock. Holders of the Class B Voting Common Stock are then entitled to receive a payment or distribution of $0.8333 per share (subject to adjustment for stock splits, stock dividends or similar transactions involving shares of the Class B Voting Common Stock). Thereafter, holders of the Common Stock share on a pro rata basis all payments or distributions upon liquidation, dissolution or winding up of Brady. The preferences in dividends and liquidation rights of the Class A Nonvoting Common Stock over the Class B Voting Common Stock will terminate at any time that the voting rights of Class A Nonvoting Common Stock and Class B Voting Common Stock become equal, other than as required by law or upon nonpayment of dividends as described above.

The Class A Nonvoting Common Stock is listed on the New York Stock Exchange (trading symbol: BRC). The transfer agent for the Class A Nonvoting Common Stock is EQ Shareowner Services.

Cumulative Preferred Stock
The following is a brief description of Brady’s Cumulative Preferred Stock. Our Restated Articles of Incorporation authorize our Board of Directors to issue from time to time, without shareholder approval, the shares of Cumulative Preferred Stock. No Cumulative Preferred Stock is issued and outstanding at this time.

No dividends may be paid and no distributions may be made on the Common Stock (except dividends payable in Common Stock) and no shares of Common Stock may be purchased or acquired for value by Brady (except shares acquired in exchange for, or through application of the proceeds or sale of, shares of Common Stock), unless (a) all accrued dividends on all classes of the Cumulative Preferred Stock have been paid and (b) the net assets of Brady which would remain after the dividend, distribution or acquisition relating to the Common Stock would be at least twice the amount payable to holders of the Cumulative Preferred Stock in the event of voluntary liquidation, or unless authorized by the affirmative vote or written consent of the holders of at least two-thirds of the outstanding shares of the Cumulative Preferred Stock.

In the event of dissolution, liquidation or winding up of our affairs and after payment of all our debts, the Cumulative Preferred Stock must be redeemed at par value plus accrued but unpaid dividends, if any, before any payment may be made on account of the Common Stock, and, in the case of a voluntary dissolution, a premium of $6.00 per share must also be paid on each share of Cumulative Preferred Stock before any payment may be made on account of the Common Stock. The Cumulative Preferred Stock is subject to redemption at our option on any quarterly dividend paying date at par plus all accrued and unpaid dividends plus a premium of $6.00 per share.

The Cumulative Preferred Stock has no voting power except as otherwise provided by law, unless four quarterly dividends are unpaid in whole or in part. Whenever four quarterly dividend payments, whether consecutive or not, are unpaid in whole or in part, the holders of all series of Cumulative Preferred Stock, voting separately as one class, are entitled to elect and maintain in office such number of the directors as constitutes a maximum minority of the entire board of directors of Brady (i.e., one less than half of the then current number of directors) until all accrued and unpaid dividends have been paid. The affirmative vote of the holders of at least two-thirds of the outstanding shares of Cumulative Preferred Stock, voting as a class, is also required to make certain amendments to the Articles of Incorporation affecting the rights of the Cumulative Preferred Stock and to allow any merger or consolidation of Brady, and any sale, lease, exchange or other disposition of all or substantially all of our assets.

Preferred Stock
Our Restated Articles of Incorporation authorize our Board of Directors to issue from time to time Preferred Stock in series and to fix the powers, preferences, rights, qualifications, limitations or restrictions of any series with respect to the rate of dividend, price and terms of redemption, the amounts payable in the event of voluntary or involuntary liquidation, any sinking fund provisions for redemption or repurchase, the terms and conditions of conversion into any other class or series of our stock and voting rights, if any. No series of Preferred Stock is issued and outstanding at this time.

Our Board of Directors, without shareholder approval, could issue Preferred Stock with voting and conversion rights which could adversely affect the voting power and liquidation rights of the holders of Common Stock.

Additional Terms and Certain Statutory Provisions
The provisions of our Restated Articles of Incorporation and our By-Laws may delay or make more difficult acquisitions or changes of control of Brady not approved by our Board of Directors. Such provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of us, although such proposals, if made, might be considered desirable by a majority of our shareholders. Such provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of the Board of Directors.

Voting control of Brady is vested in the holders of Class B Voting Common Stock. As a result, the holders of the Class B Voting Common Stock will be able to elect or remove all of our Board of Directors and, except as otherwise required by applicable law or the Restated Articles of Incorporation, will be able to determine the outcome of all matters submitted for shareholder consideration. Such control may have the effect of discouraging certain types of transactions involving an actual or potential change of control of Brady, including transactions in which the holders of Class A Nonvoting Common Stock might otherwise receive a premium for their shares over then-current market prices.

Because Brady’s Class B Voting Common Stock, the only class of Brady’s capital stock generally entitled to vote on the election of directors, is not registered or traded on a national securities exchange or registered under Section 12(g) of the Securities Exchange Act of 1934, and Brady has not elected in its Restated Articles of Incorporation to adopt the various anti-takeover provisions of the Wisconsin Business Corporation Law, such anti-takeover provisions do not currently apply to Brady.